

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

Via E-mail
Mr. Michael S. Rubinoff
Grupo Safra S.A.
Avenida Paulista, 2100 – 8° andar
São Paulo – SP – Brasil – CEP 01310-930

>   **Re: Chiquita Brands International, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A filed by Cavendish Global**
>   **Limited and Cavendish Acquisition Corporation**
>   **Filed August 15, 2014**
>   **File No. 001-01550**

Dear Mr. Rubinoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have listed only Cavendish Global Limited and Cavendish Acquisition Corporation on the cover of the proxy statement and on the form of proxy. Please advise why you have not included the Cutrale Group and the Safra Group as participants in the solicitation.

2.   We note the information regarding Burlington UK LTD and Erichton Investments Ltd. on page 13. Please disclose how these entities are affiliated with the participants. Please also provide your analysis as to whether these entities are participants.

Proxy Statement Cover Page

3.	We note the reference to Cavendish Global Limited and Cavendish Acquisition Corporation as "Cutrale-Safra." Please explain here the relationship between the Cavendish entities and the Cutrale Group and the Safra Group.

Reasons to Vote "Against" the Fyffes Transaction Proposal, page 1

4.	Please revise to clarify that the Chiquita shareholders will receive cash for their respective shares but will no longer hold shares in Chiquita if the Cutrale-Safra Proposal is approved.

5.	We note that you refer to Chiquita and Fyffes' stock prices throughout the proxy statement. Please include disclosure acknowledging the various factors that may impact stock prices during the referenced periods. Please also provide disclosure clarifying that your valuation methodology assumes that the market has correctly and fully incorporated the value of the Proposed Fyffes Combination into the stock price of Chiquita.

6.	Please revise to characterize it as your opinion that the Cutrale-Safra Proposal is "far superior" to the Proposed Fyffes Combination and "would provide significantly greater value to Chiquita shareholders than the Proposed Fyffes Combination." Please likewise revise any similar statements appearing throughout your document.

7.	Please clarify the last paragraph on page 2 to include the members of Chiquita's senior management who will have senior management roles at ChiquitaFyffes, including as directors, chairman of the board and the chief operating officer of the salads and healthy snacks division.

8.	Please revise the second paragraph on page 4 to clarify that the Fyffes Transaction Agreement prohibits the Chiquita board of directors from communications with Cutrale-Safra unless the Chiquita board of directors determines in good faith that a failure to do so would be reasonably likely to be inconsistent with the directors' fiduciary duties.

Background of the Solicitation, page 7

9.	We note that the Cutrale-Safra transaction would be financed by "equity" provided by the Cutrale Group and the Safra Group and that such proposal will not be subject to any financing conditions. Please provide additional details regarding the financing for the Cutrale-Safra transaction and clarify whether the Cutrale Group and the Safra Group would finance the cash contribution or provide all necessary funds from cash on hand.

10.	We note that the Cutrale-Safra Proposal contains no financing contingency and that Cutrale-Safra will provide additional capital, if needed, for the redemptions of the

Chiquita 7.875% Senior Secured Notes due 2021 and the Chiquita 4.25% Convertible Senior Notes due 2016. Please revise to address the asset based lending credit facility, dated February 5, 2013, with certain financial institutions as lenders, and Wells Fargo Bank, National Association, as administrative agent, and whether the Cutrale-Safra transaction would constitute a change of control under such facility.

11.   Please revise throughout to clarify that it is Cutrale-Safra's belief that the Cutrale-Safra transaction will be in a position to close before the end of the year.

Shareholder of Record, page 15

12.   Please clarify disclosure in this paragraph as to whether shares will be voted "against" or "abstain" with respect to the Related Fyffes Proposals, if a shareholder returns a proxy card without marking it with respect thereto.

Form of Proxy

13.   Please revise the form of proxy to state that the proxy is not solicited on behalf of the registrant's board of directors. Refer to Rule 14a-4(a)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew R. Thompson, Esq.
        Cravath, Swaine & Moore LLP